Exhibit 1

Development Bank of Japan

This description of the Development Bank of Japan is dated November 7, 2003 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF DEVELOPMENT BANK OF JAPAN.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Development Bank of Japan filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to Development Bank of Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference facilities maintained by the Commission at: 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from Development Bank of Japan by telephoning 813-3244-1829. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on November 6, 2003, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥109.90=$1.00, and the noon buying rate on November 6, 2003 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥110.15=$1.00.

References to fiscal years of Development Bank of Japan are to the 12-month periods commencing on April 1 of the year indicated.

Unless otherwise indicated, all amounts are presented on a basis consistent with the statutory financial statements of Development Bank of Japan, which are prepared in accordance with Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally applied to special public corporations in Japan.

Figures in tables may not add up due to rounding.

DEVELOPMENT BANK OF JAPAN

Development Bank of Japan (“DBJ”) was established on October 1, 1999 as a governmental financial institution. DBJ’s name and basic mission are provided by the Development Bank of Japan Law (the “DBJ Law”). DBJ is the result of a merger between The Japan Development Bank (“JDB”) and the Hokkaido-Tohoku Development Finance Public Corporation (“HTDF”).

The DBJ Law provides that DBJ’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

To promote these objectives, DBJ provides long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions.

DBJ’s capital is wholly owned by the Japanese Government, and DBJ is subject to government control and supervision in conducting its operations. The Minister of Finance has supervisory powers over DBJ and determines, with the approval of the Diet, the amount of government funds to be loaned to DBJ for its lending. DBJ’s annual budget of revenues and expenditures is included in the Government Agencies Budget drawn up by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditors of DBJ are appointed by the Minister of Finance.

CAPITALIZATION

The capitalization of DBJ as of March 31, 2003 was as follows:

(in millions)
Long-term borrowings:
Long-term borrowings from government	¥12,635,985
Bonds and notes	1,596,630
Funds entrusted	28,038

Total long-term borrowings(1)	14,260,654
Capital and statutory reserve:
Capital	1,182,286
Statutory reserve (excluding appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2003)	982,478
Appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2003	18,429

Total capital and statutory reserve	2,183,194

Total capitalization	¥16,443,848

(1)	For additional information relating to long-term borrowings, see “Balance Sheets” and “Notes to Financial Statements”.

STATEMENTS OF EARNINGS OF DEVELOPMENT BANK OF JAPAN

See “Non-consolidated Statements of Earnings” set forth on page 22 and “Notes to Financial Statements” set forth on pages 24 to 28 herein.

BUSINESS

Purpose and Authority

Under the DBJ Law, DBJ’s principal authority is to provide long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions. The DBJ Law specifies that all loans and guarantees extended by DBJ and all debentures subscribed to by DBJ shall have an original maturity of not less than one year and that DBJ shall not compete with commercial financial institutions in conducting its business.

The total outstanding amount DBJ can lend, guarantee and invest is limited by the DBJ Law to the sum of its borrowing authority plus its capital and statutory reserve. Its authority to borrow is limited to 14 times its capital and statutory reserve. As of March 31, 2003, total borrowings were ¥14,261 billion, representing 47.1% of DBJ’s borrowing authority on that date.

Pursuant to the DBJ Law, JDB and HTDF were dissolved upon the establishment of DBJ on October 1, 1999. Also pursuant to the DBJ Law, all of the rights and obligations of JDB and HTDF were assigned to and assumed by DBJ.

The Japan Development Bank

JDB was established in 1951 as a governmental financial institution. JDB’s principal authority was to make loans for the development of industry, the economy and society in general. Most of its loans were made to finance plant and equipment (including aircraft, ships and rolling stock), the reclamation of land, and urban redevelopment. During the last ten years of its operation, JDB’s authority was extended to make equity investments in designated fields; to enlarge the research and development loan program; to make loans to promote the commencement of specified businesses; and to contribute to improving the nation’s social and economic infrastructure through its low-interest loan program for constructing facilities. JDB was also authorized to guarantee obligations for projects it could itself finance. DBJ assumed these operations on October 1, 1999.

Hokkaido-Tohoku Development Finance Public Corporation

HTDF was established in 1956 as a governmental financial institution. HTDF’s principal authority was to provide long-term funds to projects in the Hokkaido and Tohoku regions of Japan in order to promote industrial development in those regions. HTDF invested in, and provided finance and loan guarantees to corporations whose operations were vital to industrial development in those regions, enabling such corporations to purchase capital equipment and access long-term operating funds. HTDF also provided various types of information on local industries and supported regional development project start-ups. DBJ assumed these operations on October 1, 1999.

Other Functions

In addition to the operations of JDB and HTDF, on October 1, 1999 DBJ also assumed the finance functions formerly conducted by the Japan Regional Development Corporation and the Japan Environment Corporation, both governmental institutions.

Government Control and Supervision

DBJ is under Japanese Government control and supervision in conducting its operations. The Minister of Finance draws up the government’s Fiscal Investment and Loan Program (“zaito”) each year which, subject to approval by the Diet, determines the allocation of funds to institutions like DBJ that implement government policies. The allocations are included in the Government Special Accounts Budget and DBJ’s budget of revenues and expenditures is included in the Government Agencies Budget for that fiscal year. DBJ’s accounts are audited by DBJ’s Auditors and are submitted to the Diet after examination by the Board of Audit, an independent body created under the Constitution of Japan.

The Minister of Finance has supervisory powers with regard to DBJ and may require it to make reports as to its operations or examine its books and records whenever he or she deems it necessary. On the basis of any such report or examination, the Minister may issue such orders to DBJ concerning its operations as he or she deems necessary for enforcement of the DBJ Law.

Until the year ended March 31, 2001, DBJ’s lending operations were financed in part by funds from the Fiscal Investment and Loan Program of the Japanese Government (“zaito”) and issuances of DBJ’s bonds explicitly guaranteed by the Japanese Government under the zaito program. Effective April 1, 2001, the zaito program was fundamentally changed from a system in which funds from the government’s Postal Savings and Pension reserves were deposited with the zaito program on a compulsory basis for use by the relevant agencies, including DBJ, to a system in which the government generally raises from capital markets only the amount of funds necessary for these agencies’ projects. As part of the reform, these agencies, including DBJ, are also authorized to raise funds from the capital markets without a guarantee from the government. DBJ is currently authorized to issue in the Japanese domestic market up to ¥240 billion in aggregate principal amount of bonds without a guarantee from the government.

As indicated under “Management”, the Governor and the Auditors of DBJ are appointed by the Minister of Finance.

Recent Developments Regarding Special Public Institutions

Recently the Japanese government has discussed reforming governmental financial institutions and other government-affiliated institutions, which are collectively referred to as special public institutions, including DBJ. The Outline of Administrative Reforms adopted by a cabinet meeting on December 1, 2000 requires that the businesses and organizational forms of all special public institutions undergo a thorough review in light of the recent changes in Japan’s social and economic conditions. Based upon that review, a reorganization and rationalization plan was to be formulated by the end of the fiscal year 2001. Furthermore, the outline calls for the adoption of any necessary measures, including enactment of new laws, by the end of the fiscal year 2005 in order to implement the reorganization and rationalization plan. To promote reform of special public institutions, the Basic Law Concerning Reform of Special Public Institutions, which provides for, among other matters, formulation of a reorganization and rationalization plan for special public institutions and establishment of a Special Public Institutions Reform Promotion Headquarters, was promulgated in 2001.

In order to implement the Outline of Administrative Reforms, in April 2001 the Cabinet Headquarters for Administrative Reform, which was established in January 2001 to handle the administrative reform special project, listed the types of businesses conducted by the special public institutions and the matters to be reviewed for the respective types of businesses. In June 2001, the Cabinet Headquarters for Administrative Reform completed and released an Interim Report Regarding the Review of the Special Pubic Institutions’ Businesses. On December 18, 2001, the Special Public Institutions Reform Promotion Headquarters adopted the Reorganization and Rationalization Plan for Special Public Institutions.

In the Reorganization and Rationalization Plan for Special Public Institutions, which was approved by a cabinet meeting on December 19, 2001, the details of reform concerning the businesses and organizational forms of special public institutions (including their abolition, integration or privatization) are indicated. With respect to the businesses of DBJ, the following plans were suggested to DBJ in the Reorganization and Rationalization Plan for Special Public Institutions:

•	One of the reform principles is to “let private entities handle as much as they are capable of doing”. In line with this policy, DBJ should streamline its loan programs, adjust its lending terms and conditions, and specialize in taking credit risks in such fields as project finance, regional development, etc.

•	DBJ should seek to liquidify and/or securitize loan assets and to compress its outstanding loans. Also, DBJ should make optimal use of its guarantor function.

•	DBJ should take appropriate measures regarding risk management of its loan assets. It should disclose appropriate information on its allowances.

•	DBJ should clearly identify who is responsible for setting interest rates, taking into account policy priorities and other factors.

•	DBJ should work to develop policy evaluation methods and introduce a system by which the evaluation results can be reflected in its operations. Policy costs should be clearly stated.

With respect to DBJ, no specific organizational reform was prescribed in the Reorganization and Rationalization Plan for Special Public Institutions. Since the beginning of 2002, an overall review of the area, scope and organizational structure of policy finance has been and is being discussed by the Council on Economic and Fiscal Policy (CEFP), an advisory body for the Prime Minister. The CEFP announced “Reform of Policy Finance” on December 13, 2002. In the announcement, it was indicated that the reform should be implemented in a three-step process by:

•	utilizing policy finance to support acceleration of disposal of non-performing loans until the end of March 2005;

•	reviewing and shaping the function, scale and organization of policy finance to the desired standards during a three-year preparatory period from March 2005 to March 2008; and

•	streamlining and reorganizing the policy finance system toward a new system after March 2008.

In addition, the Cabinet issued a decision entitled “Reform of the Four Highway-related Public Corporations, International Hub Airports and Policy-based Finance Institutions” on December 17, 2002. With respect to governmental financial institutions, the resolution states that the Japanese government should further consider reforms based on the conclusions of the CEFP while taking into account the current economic environment, appoint appropriate executives to the right posts from among those persons, including persons from the private sector, who are motivated to implement reforms, and take measures to steadily implement the Reorganization and Rationalization Plan for Special Public Institutions.

DBJ, as a governmental financial institution, has as its mission been providing long-term fixed-rate financing to projects involving credit risks that are important for policy reasons and as to which funding from the private sector is insufficient. DBJ has continually reviewed its financing targets to meet the policy needs of each era.

In our financing plans for fiscal years 2002 and 2003, in line with the Reorganization and Rationalization Plan for Special Public Institutions, we have already clarified our operational policies which emphasize private business support, such as scaling-down the size of our loan portfolio by reviewing target businesses and reducing the percentage of loans provided, participating in fields with relatively high business and duration risks, and making full use of our ability as a guarantor.

In any case, DBJ, as a governmental financial institution, is ready to make best efforts to achieve our missions in response to the aims of the ongoing governmental financial reform while taking current economic circumstances into consideration.

Operations

Loan and Investment Operations

The following tables set forth, as of the dates indicated or for the periods indicated, the total amounts of outstanding and new loans and investments made by DBJ by project area.

Loans and Investments Outstanding by Project Area

	March 31,
	2002		2003
	(amounts in millions)
Creation of self-reliant regions
Development of regional social infrastructure	¥2,426,323	14.3%	¥2,357,258	14.6%
Reactivation of regional economies	375,315	2.2	343,622	2.1
Support for regional tie-ups and self-reliance	1,223,344	7.2	1,120,306	7.0

Subtotal	4,024,983	23.6	3,821,187	23.7

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	5,273,585	31.0	4,928,793	30.6
Transport and distribution networks	3,875,305	22.8	3,678,362	22.8
Telecommunications networks	936,163	5.5	852,755	5.3

Subtotal	10,085,055	59.2	9,459,911	58.7

Economic revitalization
Reform of economic structure	1,862,766	10.9	1,826,164	11.3
Development of new technologies and businesses	348,540	2.0	327,732	2.0

Subtotal	2,211,306	13.0	2,153,896	13.4

Improvement of social capital	704,481	4.1	678,910	4.2

Total(1)	¥17,025,826	100.0%	¥16,113,905	100.0%

(1)	DBJ’s total equity investments outstanding were ¥154,173 million as of March 31, 2002 and ¥254,801 million as of March 31, 2003. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

New Loans and Investments by Project Area

	Fiscal year ended March 31,
	2002		2003
	(amounts in millions)
Creation of self-reliant regions
Development of regional social infrastructure	¥115,707	9.2%	¥147,429	11.7%
Reactivation of regional economies	44,260	3.5	22,740	1.8
Support for regional tie-ups and self-reliance	87,878	7.0	83,071	6.6

Subtotal	247,845	19.7	253,241	20.1

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	339,568	27.0	269,931	21.4
Transport and distribution networks	171,430	13.7	176,723	14.0
Telecommunications networks	95,231	7.6	126,730	10.0

Subtotal	606,229	48.3	573,384	45.4

Economic revitalization
Reform of economic structure	330,599	26.3	349,778	27.7
Development of new technologies and businesses	24,279	1.9	29,841	2.4

Subtotal	354,878	28.3	379,619	30.1

Improvement of social capital	46,736	3.7	55,769	4.4

Total(1)	¥1,255,689	100.0%	¥1,262,014	100.0%

(1)	DBJ’s total equity investments were ¥5,121 million for the fiscal year ended March 31, 2002 and ¥101,834 million for the fiscal year ended March 31, 2003. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

The following table sets forth DBJ’s plan for its loans and investments by project area for the fiscal year ending March 31, 2004.

Loans and Investments Planned by Project Area for the Fiscal Year Ending March 31, 2004

	(amounts in billions)
Structural reform and economic revitalization(1)	¥268.8	22.8%
Creation of self-reliant regions	290.0	24.6
Enhancement of quality of life	550.0	46.7

	1108.8	94.1
Improvement of social capital	69.2	5.9

Total	¥1,178.0	100.0%

(1)	As of the fiscal year ending March 31, 2004, loans and investments formerly under “Economic revitalization” are classified under “Structural reform and economic revitalization”.

Guarantee Operations

DBJ also has the authority to guarantee borrowings incurred for purposes consistent with its policies. As of March 31, 2003, DBJ’s guarantee obligations amounted to ¥87,715 million. New guarantee obligations incurred during the fiscal year ended March 31, 2003 were ¥21,088 million. Our investment and loan plan for the fiscal year ending March 31, 2004 calls for DBJ to reach ¥100 billion in guarantee obligations.

Business Rehabilitation Support Program

During the fiscal year ended March 31, 2002, DBJ began a new program to assist financially troubled companies: the “Loan and Investment Program for Business Rehabilitation”, to contribute to the Japanese Government’s measures for resolving the non-performing loans of financial institutions and excessive-debt-burden of commercial enterprises. Under this program, DBJ provides debtor-in-possession (“DIP”) financing and makes investments in corporate restructuring funds.

Since Japan’s new Civil Rehabilitation Law, modeled after Chapter 11 of the United States Bankruptcy Code, became effective in April 2000, there have been a large number of filings under the law. Because the rehabilitation of over-leveraged companies is important to the recovery of the Japanese economy, DBJ has participated in DIP financing under the new law, as well as Japan’s existing Corporate Reorganization Law, since April, 2001. As of March 31, 2003, DBJ had extended lines of credit amounting to a total of approximately ¥34 billion to 20 companies under court protection. DBJ’s DIP loans are generally secured by security such as accounts receivable or other liquid collateral, and are authorized as administrative claims by the courts.

DBJ is also proceeding with its program to promote corporate restructuring, with the goal of de-leveraging and rehabilitating financially troubled companies in Japan, through investments in corporate restructuring funds. The main objective of such funds is promoting business restructuring and facilitating disposal of non-performing loans of commercial banks. To be considered for such investments, target companies must, in the opinion of DBJ’s investment officers, have positive cash flow, good industry prospects, good management and viable exit alternatives such as public offerings, mergers, acquisitions or sales to strategic investors. To mobilize private risk capital, the investment share of DBJ in such funds is less than 50%. DBJ has budgeted a maximum of ¥200 billion for investment in these funds, utilizing ¥100 billion injected from the Japanese Government for this purpose.

Comprehensive Measures to Accelerate Reforms by the Government

In response to the recent growing uncertainty concerning the country’s financial and economic conditions, the Government of Japan decided on October 30, 2002 to reinforce its policy measures to bring greater stability to the financial system through the rapid recovery of financial intermediary functions by accelerating the disposal of non-performing loans, facilitating the smooth reallocation of resources to new growth fields, and striving to realize a rapid recovery of Japan’s finance and industry.

To these ends, the Government announced its intention to rapidly prepare concrete proposals for the implementation of various new policy measures including the following involving DBJ:

•	Enhance the support function for business revitalization and industrial reorganization

–	Expand the system of investments in corporate restructuring funds, and improve the financing system for any third party acquiring or succeeding to the enterprises undergoing rehabilitation.

–	Revitalize the financial markets and provide appropriate funding and support for the improvement of financing structures, including utilization of credit derivatives such as collaterized loan obligations.

•	Promote the structural reform of securities markets

–	Strive for the revitalization of the financial markets by utilizing securitization in coordination with private financial institutions.

•	Designate priority urban redevelopment areas and provide project support

–	Expand urban renaissance-related loans by DBJ.

Loan, Guarantee and Investment Terms

DBJ develops annually a set of loan, guarantee and investment guidelines designed to implement the terms of its three year mid-term policy as required by Article 23 of the DBJ Law. DBJ’s guidelines for the fiscal year ended March 31, 2003 are described below:

Basic Policy on Loans and Related Matters

DBJ conducts its operations regarding loans, debt guarantees, acquisitions of corporate bonds, assumptions of obligations, and investments with the aim of complementing and encouraging private financing and under the principle of certainty of repayment. The principle of “certainty of repayment” means that DBJ extends loans and guarantees and makes investments only if the repayment of such amounts is “deemed certain”.

Interest Rates

DBJ determines the interest rates, maturities, loan participation percentages, required collateral and other terms on which it is willing to extend credit separately by credit category. DBJ bases its interest rates to be charged on (i) the principle of equalization of income and expenditure, so that DBJ’s revenues will cover its expenditures and losses, and (ii) on financial market conditions, including the normal terms applied by commercial financial institutions to loans or debt guarantees.

Under DBJ’s current interest rate policy for loans, DBJ sets the interest rate applicable to each loan on a case-by-case basis, taking into consideration various factors, such as (i) the relevant redemption schedule, (ii) the government’s policy goals as reflected in the mid-term plan, (iii) the nature of the relevant project to which it lends its fund and (iv) the level of commercial bank lending rates. Loans for specific projects for the nation’s social and economic infrastructure improvement are made either interest-free or at reduced rates by using in whole or in part funds that are borrowed by DBJ interest-free from the Japanese Government or made available either with subsidies or at reduced interest rates from other sources.

The guarantee rates applied to debt guarantees are determined in consideration of the guarantee rates of commercial financial institutions and other factors and of general financial conditions.

The yields on acquisition of corporate bonds are required to be as follows: in a subscription for the full amount of an entity’s private placement bonds, the yields shall be the same as interest rates on loans; in a subscription for partial amounts, the yields shall be the same as those of other investors; and in publicly issued bonds (straight corporate bonds only), the yields shall be the same as those in the market.

Investments

DBJ’s guidelines state that it will make investments in projects or entities: (1) the activities of which accord substantially with the Japanese Government policies and have a strongly public character; (2) such as funds that invest in entities that would otherwise be eligible for lending and other support under DBJ’s investment and lending guidelines; (3) the activities of which are desirable from a policy perspective but, because they are unlikely to become profitable quickly due to risks and low profitability in the early stages, would not be feasible with private financing alone; (4) in which private companies are expected to make sizable investments, excluding entities conducting projects which, from the perspectives of profitability and risk, would be feasible from private financing alone; and (5) which are regarded as certain to generate sufficient profits to cover projected dividends related to the investment.

Participation Ratios

The ratios of DBJ’s participation to the total cost of applicable projects with respect to loans, guarantees, acquisition of corporate bonds and investments are as follows:

Loans and acquisitions of corporate bonds

In principle, DBJ’s participation ratios are set within the limits set forth in each applicable project in the category of “loans”. With respect to subscriptions to publicly issued bonds, the ceiling is set at 50% of the project cost or 50% of the issue amount, whichever is lower.

The ceiling on the ratio of loans to companies with outstanding capability to raise long-term funds (i.e., listed companies whose bonds are classified as triple-A) shall be 30%. As indicated in its loan and investment plan for the fiscal year ending March 31, 2004, DBJ intends to place a greater limit on its loans to companies with strong capability to raise funds in order to focus on providing funds to companies that cannot obtain adequate private financing.

Debt guarantees

In principle, the upper limit on DBJ’s project participation through debt guarantees, combined with loans, shall be 80% of the project cost. The range of guarantees shall be in principle 80% of the debts of the warrantees with respect to each applicable project.

When providing guarantees for issuances of corporate bonds, DBJ maintains a flexible stance in relation to upper limits and other aspects.

Investments

In principle, the ceiling shall be 50% of the capital of the recipient of an investment.

Currency, Maturities and Other Matters

All of DBJ’s loans are denominated in Japanese yen, except for foreign currency loans, which accounted for 0.8% of DBJ’s total loans outstanding as of March 31, 2003. DBJ is required by the DBJ Law to make loans with an original maturity of at least one year.

The following table sets forth information concerning the maturities of DBJ’s outstanding loans and the corporate bonds it has purchased as of March 31, 2003. The amounts are presented on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Loans and Corporate Bonds Outstanding

Maturity	As of March 31, 2003
	(amounts in millions)
On or before March 31, 2004	¥1,839,211	11.6%
Between April 1, 2004 and March 31, 2008 (inclusive)	6,209,785	39.3
Between April 1, 2008 and March 31, 2013 (inclusive)	5,057,540	32.0
On or after April 1, 2013	2,685,674	17.0

Total	¥15,792,212	100.0%

Note:	The amounts deemed unrecoverable are excluded from the total amounts of loans to bankrupt or essentially bankrupt borrowers.

Allowance for Loan Losses

DBJ provides an allowance for loan losses, up to the maximum level permitted pursuant to an ordinance of the Ministry of Finance. See Note 2 of “Notes to Financial Statements”. As of March 31, 2003, the allowance totaled ¥47,370 million, equal to 0.3% of the total loans actually outstanding at that date.

Non-performing Loans

In cases where borrowers are unable to meet payments on their loans, DBJ may revise the terms of repayment in cooperation with other lenders. DBJ’s loans in arrears, loans for which principal payments were overdue by six months or more, amounted to ¥168,593 million as of March 31, 2003.

DBJ has introduced self-assessment standards (“jiko satei kijun”) to assess the credit quality of its assets in accordance with the Financial Inspection Manual of the Financial Services Agency and discloses its non-performing loans calculated under the Banking Law of 1981, as amended (the “Banking Law”), as well as the Law of the Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Law”). DBJ utilizes its financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan for the purposes of these self-assessments. For example, where loans to bankrupt or essentially bankrupt borrowers are covered by collateral or guarantees, the loan amount is directly reduced by deducting the amount of the loan that is not deemed to be covered by the assessed value of the collateral and/or the amounts deemed to be recoverable through guarantees, from the amount of the loan. ChuoAoyama Audit Corporation, an independent accounting firm, has verified DBJ’s self-assessment including the scope of its disclosure of non-performing loans.

DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Banking Law. The following table sets forth the non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Banking Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the table below reflect the amounts in DBJ’s financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Banking Law (A)

	As of March 31,
	2002	2003
	(amounts in millions)
Loans to Bankrupt Debtors (B)	¥87,722	¥54,692
Delinquent Loans (C)	283,339	341,115

Subtotal	371,061	395,807

Percentage against the total loans outstanding	2.2%	2.5%
Loans Due Past Three Months or More (D)	4,523	6,707
Restructured Loans (E)	280,041	182,724

Total non-performing loans	¥655,627	¥585,240

Percentage against the total loans outstanding	3.9%	3.7%

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to borrowers who are categorized as “borrowers in legal bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(C)	Loans to borrowers who are categorized as “borrowers in virtual bankruptcy” and “borrowers in possible bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(D)	Excludes loans that are included in (1) “Loans to Bankrupt Debtors” and (2) “Delinquent Loans”.
(E)	Loans (other than “Loans to Bankrupt Debtors”, “Delinquent Loans” and “Loans Due Past Three Months or More”) in which DBJ has agreed to modify lending conditions in favor of borrowers by reducing the rate of interest, suspending payments of interest or principal, or forgiving the loans in whole or in part, in order to expedite the borrowers’ restructuring or to provide borrowers with financial support.

In addition, DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Financial Revitalization Law. The following table sets forth non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Financial Revitalization Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the tables below have been prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Financial Revitalization Law (A)

	As of March 31,
	2002	2003
	(amounts in millions)
Loans to borrowers in bankruptcy or quasi-bankruptcy (B)	¥111,471	¥69,587
Loans entailing risk (C)	259,814	326,342
Loans requiring special attention for recovery (D)	284,564	189,432

Subtotal	655,850	585,362

Percentage against the total loans outstanding	3.9%	3.7%
Normal loans (E)	16,244,889	15,287,997

Total loans outstanding	¥16,900,739	¥15,873,360

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to financially failed borrowers, who are subject to bankruptcy, corporate reorganization or other similar proceedings, as well as loans similar thereto.
(C)	Loans to borrowers who have not financially failed, but the financial condition and operating results have deteriorated and are likely to default on contractually mandated payment of principal and/or interest.
(D)	Comprised of (1) loans for which principal and/or interest payments are three months or more past due (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy” and “Loans entailing risk”), and (2) restructured loans the terms of which have been modified by DBJ to grant concessions to borrowers in financial difficulties in order to assist such borrowers’ restructuring and to expedite collection of such loans (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy”, “Loans entailing risk” and “Loans for which principal and/or interest payments are three months or more past due”).
(E)	Other than those set forth in (B), (C) and (D) above, loans to borrowers whose financial condition and operating results are deemed to have no material defects.

The following table breaks down DBJ’s outstanding non-performing loans by industry calculated and disclosed under the Banking Law.

Outstanding Non-Performing Loans by Industry

Calculated and Disclosed under the Banking Law

	As of March 31,
	2002	2003
	(amounts in millions)
Manufacturing	¥59,673	¥40,690
Agriculture, fishery and forestry	144	115
Mining	6,743	6,006
Construction	7,058	5,866
Electricity, gas, heat and water supply	25,916	18,085
Transport and communications	45,679	50,602
Wholesalers, retailers and restaurants	74,115	72,771
Financial and insurance businesses	—	—
Real estate	296,426	274,410
Services	139,868	116,691
Local public bodies	—	—

Total	¥655,627	¥585,240

We invest in and finance projects of public use and interest run by local government organizations referred to as “third sector corporations”. Though there is no clear definition of this term, we use it to refer to corporations in which local government organizations have invested or subscribed for shares, whose securities are not listed on any securities exchange or quoted in any over-the-counter market, that carry out projects with significant civic importance and public benefits. We finance projects such as those involving railways, airport terminals, cable television broadcasters and urban development, including underground parking lots, urban redevelopment and international conference halls. Because these projects tend to require a long period of time for investments to generate returns, they do not easily attract private corporation participants. Non-performing loans to third sector corporations as a percentage of DBJ’s outstanding loans have been greater than its total non-performing loans as a percentage of its total outstanding loans because these projects are largely for public use and interest, generally requiring a long period of time to generate returns; and a greater percentage of these third sector corporations have fallen short of their revenue plans and have suffered from the ongoing stagnation in the economy, as compared to other borrowers in DBJ’s portfolio. We are currently collaborating with various parties involved in these projects, including local government organizations, to improve the ability of the third sector corporations to achieve their intended policy goals.

Sources of Funds

DBJ’s sources of funds consist of its capital, borrowings from the government, issuance of bonds and internally generated funds such as loan recoveries.

DBJ’s capital rose by ¥60,000 million in the fiscal year ended March 31, 2003, bringing the total to ¥1,182,286 million. This capital increase was paid out of the Industrial Investment Special Account of the Japanese Government, and was intended to assist DBJ with its programs of investments in business rehabilitation funds, industrial reorganization funds and urban rehabilitation funds.

The aggregate amount of the government loans is decided annually as part of the Fiscal Investment and Loan Program, and actual disbursement of the loans is made in installments during the fiscal year to satisfy the DBJ’s funding requirements. Aggregate borrowings by the end of fiscal year 2002 amounted to ¥12,635,985 million. The breakdown was as follows: ¥11,881,686 million from the Fiscal Loan Fund, ¥301,936 million from the Reserve Funds of the Postal Life Insurance Special Account and ¥452,363 million from the Industrial Investment Special Account. In the fiscal year 2003, DBJ expects to borrow approximately ¥603,000 million from the Japanese Government.

In the fiscal year 2002, DBJ issued government-guaranteed bonds in the amount of ¥230,000 million in the domestic and overseas market and non-guaranteed bonds in the amount of ¥200,000 million in the domestic market. Including bonds issued by JDB and HTDF prior to the creation of DBJ on October 1, 1999, the total aggregate amount of bonds issued by DBJ in overseas markets was ¥2,122,348 million, with an aggregate amount outstanding of ¥632,120 million at the end of fiscal year 2002. The government-guaranteed bonds and government-underwritten bonds issued in the domestic market totaled ¥2,209,800 million, with an outstanding amount of ¥664,510 million at the end of fiscal year 2002. Non-guaranteed bonds in the aggregate amount of ¥200,000 million were publicly offered and ¥300,000 million remained outstanding at the end of fiscal year 2002. In the fiscal year 2003, DBJ expects to issue bonds as follows: government-guaranteed bonds in the amount of ¥190,000 million in overseas markets, government-guaranteed bonds in the amount of ¥100,000 million in the domestic market and non-guaranteed bonds in the amount of ¥240,000 million in the domestic market.

Risk Management

We have clarified the risk management responsibilities of our divisions and have built an asset-liability and risk management system controlled by the Finance Planning & Coordination Department to carry out comprehensive asset-liability and risk management. The Asset-Liability Management Committee, led by the Governor of DBJ, sets forth the basic policies for overall asset-liability and risk management and regularly monitors risks.

Credit Risk

Credit risk is a risk of loss as a result of a decrease in or loss of the value of a debtor’s assets due to deteriorated financial conditions.

Monitoring individual loans

We are permitted under the DBJ Law to make investments and loans only when repayment is considered certain. As such, we closely examine the likelihood that each project will achieve its intended goal and the profitability of each project, in addition to the policy significance and effectiveness of our financing. We introduced an internal credit rating system in fiscal year 1999 to improve our credit risk assessment and management to control loan amounts based on the ratings generated by the internal credit rating system.

Although we are not regulated by the Banking Law or the Financial Revitalization Law, we voluntarily assess our assets in accordance with the self-assessment criteria listed in the Financial Inspection Manual published by the Financial Services Agency. The report of our self-assessment is audited by a public accountant in accordance with the “Practical Guidelines for the Verification of Internal Regulations Governing Self-Assessment of Assets by Banks and Other Financial Institutions, and for Audits of Bad Loan Write-offs and Bad Loan Reserves (Fourth Report of the Special Committee on Bank Auditing of the Japanese Institute of Certified Public Accountants)”.

Portfolio management

The ALM Committee receives reports on the credit ratings and assessments of DBJ’s loans in accordance with our internal rating system. We also constantly examine strategies to control credit risk by testing measures to quantify the credit risk of our entire portfolio.

Market Risk

Market risk consists of interest rate risk and foreign exchange risk.

Interest rate risk

We have a comprehensive asset-liability management system to analyze interest rate risks that accompany financial transactions using cash flow, present value and interest sensitivity analyses. We also hedge risks by using interest rate swaps. Because we do not conduct any trading operations, we do not have any interest rate risk arising from trading operations.

Foreign exchange risk

Foreign exchange risk arises from foreign-currency denominated loans and foreign-currency denominated bonds, both of which we hedge with currency swaps. We manage the counterparty risk that arises from these currency swaps by constantly reviewing the credit conditions of our counterparties and entering into these currency swaps with multiple institutions.

Liquidity Risk

We address liquidity risk by conducting careful cash flow management and relying on long-term and stable financing such as government investments and loans, government-guaranteed bonds and non-government-guaranteed bonds in accordance with the Government’s plans for investments and loans.

Additionally, to be prepared for any unexpected short-term cash flow issue, we invest our cash mostly in safe and liquid short-term investments and have arranged overdraft lines with a number of private financial institutions. We also closely manage settlement issues, including maintenance of adequate liquidity for Real Time Gross Settlements, or RTGS, with the Bank of Japan.

MANAGEMENT

DBJ is managed by a Governor, two Deputy Governors and up to 12 Senior Executive Directors. In addition to these officers, DBJ has up to two Auditors. The Governor and the Auditors are appointed by the Minister of Finance, and the Deputy Governors are appointed by the Governor with the approval of the Minister of Finance. The Senior Executive Directors are appointed by the Governor.

The Governor is DBJ’s chief executive officer, and the Deputy Governors serve as his alternate. The Senior Executive Directors perform various management functions in accordance with delegations from the Governor, but final authority in all matters resides exclusively with the Governor.

The Auditors audit the business of DBJ and may submit their views to the Governor or the Minister of Finance when they deem it necessary on the basis of the result of their audit. The Auditors audit DBJ’s financial statements semi-annually. Their opinion, together with the financial statements, is submitted to the Minister of Finance within two months after the end of each semi-annual period, or within three months after the end of each fiscal year.

DBJ’s Governor, Deputy Governors, Senior Executive Directors and Statutory Auditors are as follows:

Title	Name

Governor	Takeshi Komura

Deputy Governors	Noritada Terasawa Kimio Yamaguchi

Senior Executive Directors	Sumihito Ohkawa Takafumi Kaneko Kozo Isshiki Fumio Inui Tomoyuki Takahashi Hiroaki Itou Mikio Araki Takashi Ando Fumiyuki Kashima Kozo Oikawa Keimei Kaizuka Toshiharu Kitamura

Auditors	Masataka Ito Shigeru Kobayashi

DEBT RECORD

There has been no default in the payment of interest or principal on any obligation of DBJ or its predecessors.

FINANCIAL STATEMENTS OF DEVELOPMENT BANK OF JAPAN AND AUDITORS

The DBJ Law requires DBJ to prepare statutory financial statements semi-annually and to submit them, together with an opinion of both Auditors thereon, to the Minister of Finance. As described under “Management”, the Auditors are appointed by the Minister of Finance. Their duties under the DBJ Law include performing an audit of DBJ’s statutory financial statements, which may not be comparable to an audit as that term is generally understood in the United States of America. DBJ’s statutory financial statements are made available to the public. The accounts of the Japanese government agencies, which include DBJ, are examined annually by the Board of Audit to determine compliance with certain statutory requirements. The Board of Audit is an independent body created by the Constitution of Japan, and its Examination Reports on the accounts of DBJ and the other Japanese government agencies, together with its Audit Reports on the final accounts of the government, are submitted to the Diet through the Cabinet.

Since the fiscal year ended March 31, 2001, DBJ has prepared and made public financial statements prepared in accordance with accounting principles and practices generally accepted for commercial enterprises in Japan (Japanese GAAP), in addition to preparing the statutory financial statements in accordance with the DBJ Law and regulations thereunder. DBJ’s Japanese GAAP financial statements consist of a balance sheet, statement of operations, statement of cash flows, statement of equity, and accompanying notes, all presented in accordance with Japanese GAAP and available in English as well as in Japanese (see Exhibit 4 to this Annual Report on Form 18-K for the English language translation). DBJ’s Japanese GAAP consolidated and non-consolidated financial statements have been audited by ChuoAoyama Audit Corporation, independent accountants, as stated in their reports, which are incorporated in Exhibit 4 to this Annual Report on Form 18-K. In preparing the financial statements presented in accordance with Japanese GAAP, DBJ made necessary adjustments to its statutory financial statements, which were prepared based on the DBJ’s statutes and related regulations as well as accounting principles applied to special public corporations.

The principal differences in the accounting practices between the two sets of financial statements are as follows:

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises	Difference in the balance sheets	Difference in the statements of earnings
			(in billions of yen)
Asset self-assessment and allowance in relation to loans and equity investments	An allowance for loan losses, prescribed in Section 16 of Notification No. 284 (1999) of the Ministry of Finance pursuant to Article 4, Paragraph 3 of the Enforcement Order for the DBJ Law, is established (up to 0.3% of the outstanding loan amount at the fiscal year end).	Borrowers and creditors are categorized in accordance with the Financial Inspection Manual of the Financial Services Agency, amended on February 25, 2003 (“the Financial Inspection Manual”), and an allowance is established, including an allowance for partial direct write-offs.	504.2	77.1

	An allowance for equity investment losses is not required.	An allowance for equity investment losses is established in the same manner as the allowance for loan losses, in accordance with the Financial Inspection Manual.	33.8	17.3

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises	Difference in the balance sheets	Difference in the statements of earnings
			(in billions of yen)
Allowance for Employee Retirement Benefits	An allowance for employee retirement benefits is not required (no carry-over to the next term).	An allowance for retirement benefits, including such benefits for officers, is calculated based on the accrued retirement benefits and projected retirement assets at the end of March 2003 and in consideration of any actuarial differences in accordance with the accounting principles regarding retirement benefits.	32.8	3.2

Financial instruments and others	No mark-to-market accounting is applied.

Available-for-sale securities are evaluated using market values and hedge accounting for interest swap transactions is applied in accordance with the accounting principles for financial instruments (Opinion letter, dated Jan. 22, 1999, on establishment of the accounting principles in relation to financial instruments, submitted by Business Accounting Council).

Some foreign currency denominated assets are translated into Japanese yen using the market exchange rate prevailing at the end of the fiscal term, and foreign currency swaps in relation to foreign denominated loans and bonds are translated at contractual rates, in accordance with the accounting principles for foreign currency denominated transactions (Opinion letter, dated Oct. 22, 1999, on amendment of the accounting principles for foreign currency denominated transactions, submitted by Business Accounting Council).

Accounting principles generally considered most fair and suitable are applied for appropriation of other items, such as unpaid and prepaid expenses.

			3.1	0.4

Note:	The total amount of difference between the balance sheets is included in “Accumulated Deficit” under “Retained Earnings” and “Net Unrealized Gains on Available-for-sale Securities, Net of Taxes” under “Equity”, and the total amount of difference between the statements of earnings is included in “Net earnings/losses”, each in the non-consolidated financial statements prepared in accordance with Japanese GAAP.

Report of Auditors

MR. TAKESHI KOMURA, Governor

DEVELOPMENT BANK OF JAPAN

9-1, Otemachi 1-chome

Chiyoda-ku, Tokyo

We have audited the balance sheets of the Development Bank of Japan (“DBJ”) as of March 31, 2002 and 2003 and the related statements of earnings for the two fiscal years ended March 31, 2003. Our audit was made in accordance with the Development Bank of Japan Law and the regulations thereunder.

The accounting principles and procedures followed by DBJ are those generally followed by special public corporations in Japan, and the aforesaid balance sheets and statements of earnings have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.

The accompanying balance sheets of DBJ as of March 31, 2002 and 2003 and statements of earnings for the two fiscal years ended March 31, 2003 have been prepared by reclassifying the aforesaid financial statements. We have reviewed the reclassifications made in preparing such financial statements and, in our opinion, such statements, as reclassified, fairly present on a consistent basis the financial position of DBJ as of March 31, 2002 and 2003 and the results of its operations for the two fiscal years ended March 31, 2003.

/s/ Masataka Ito
Masataka Ito
Auditor
Development Bank of Japan

/s/ Shigeru Kobayashi
Shigeru Kobayashi
Auditor
Development Bank of Japan

Tokyo, June 26, 2003

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED BALANCE SHEETS

	(Millions of yen)		(Thousands of U.S. dollars)
March 31	2003	2002	2003
ASSETS:
Cash and Due from banks (Note 3)	¥38,209	¥113,549	$317,880
Securities (Note 4)	475,734	283,317	3,957,859
Loans (Note 5)	15,790,022	16,803,973	131,364,584
Less-Allowance for Loan Losses	(47,370)	(50,411)	(394,094)

	15,742,652	16,753,561	130,970,490
Equity Investments	197,597	176,694	1,643,905
Premises and Equipment (Note 6)	57,317	57,831	476,848
Less—Accumulated depreciation	(18,777)	(18,375)	(156,220)

	38,539	39,455	320,628
Accrued Income Receivable (Note 7)	75,241	88,124	625,968
Other Assets (Note 8)	786	1,326	6,541
Unamortized discount on Bonds and Notes	1,876	1,810	15,612
Customer’s liability for Acceptances and Guarantees	87,715	78,103	729,745

TOTAL ASSETS	¥16,658,353	¥17,535,943	$138,588,628

	(Millions of yen)		(Thousands of U.S. dollars)
	2003	2002	2003
LIABILITIES, CAPITAL AND STATUTORY RESERVE:
Liabilities:
Bonds and Notes	¥1,596,630	¥1,343,100	$13,283,114
Long-term Borrowings (Note 9)	12,664,024	13,856,028	105,357,939
Accrued Expenses Payable (Note 10)	64,536	77,472	536,909
Other Liabilities (Note 11)	62,252	76,474	517,908
Acceptance and Guarantees	87,715	78,103	729,745

TOTAL LIABILITIES	14,475,158	15,431,178	120,425,615

Capital and Statutory Reserve:
Capital (Note 12)	1,182,286	1,122,286	9,835,990
Statutory Reserve (Note 2(j))	1,000,908	982,478	8,327,023

TOTAL CAPITAL AND STATUTORY RESERVE	2,183,194	2,104,764	18,163,013

TOTAL LIABILITIES, CAPITAL AND STATUTORY RESERVE	¥16,658,353	¥17,535,943	$138,588,628

Accompanying notes are an integral part of these financial statements.

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED STATEMENTS OF EARNINGS

	(Millions of yen)		(Thousands of U.S. dollars)
For the Fiscal Years ended March 31	2003	2002	2003
Interest income:
Interest on Loans	¥541,247	¥617,721	$4,502,893
Income on Securities	2,074	2,332	17,261
Other Interest Income	243	242	2,027

	543,566	620,295	4,522,181
Interest Expenses:
Interest on Bonds and Notes	36,208	42,249	301,233
Interest on Borrowings	403,011	481,861	3,352,842

	439,219	524,110	3,654,075

Net Interest Income	104,346	96,185	868,106

Other Income
Fees and Commissions (Note 13)	1,705	3,658	14,193
Others (Note 14)	1,874	338	15,597

	3,580	3,996	29,790

Administrative and Other Expenses:
Salaries and related expenses	17,386	18,017	144,648
Other administrative expenses	10,451	10,504	86,953
Depreciation	1,119	1,196	9,312
Fees and Commissions (Note 15)	28	42	241
Write-off of Bad Loans and Equity Investments (Note 16)	58,612	26,009	487,626
Others (Note 17)	4,939	2,615	41,098

	92,539	58,386	769,878

Earnings before Provision for Loan Losses	15,387	41,796	128,018
Provision for Loan Losses	3,041	2,947	25,307

Net Earnings (Note 2(i))	¥18,429	¥44,743	$153,325

Appropriation of Net Earnings (Note 2(j)):
Statutory reserve	18,429	44,743	153,325
Payment to National Treasury	—	—	—

Total Appropriation of Net Earnings	¥18,429	¥44,743	$153,325

Accompanying notes are an integral part of these financial statements.

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED LIST OF ASSETS

March 31, 2003	(Millions of yen)	(Thousands of U.S. dollars)	Remark (Millions of yen/Thousands of U.S. dollars)
Cash and Due from Banks	¥38,209	$317,880
Cash	2	17
Due from Banks	38,207	317,863	Current deposits: 24 banks, including the Bank of Japan	¥4,552	$37,875
			Ordinary deposits: 2 banks, including Sumitomo Mitsui Banking Corporation	¥33,654	$279,988

Securities	475,734	3,957,859
Japanese Government Bonds	396,633	3,299,777	Issues	Face value	Book value
			Financing bills: 1 holding	¥20,000	¥19,999
				$166,389	$166,388
			Coupon-bearing government bonds	¥370,000	¥376,633
			(2,4,5,6,10,15,20 years): 31 holdings	$3,078,203	$3,133,389

Corporate Bonds	69,081	574,721	38 holdings
Other Securities	10,020	83,361		Face value
			Collateralized debt obligations: 2 holdings	¥10,000	$83,195
			Equity acquired by excising the warrant: 1 holding	¥20	$166

Loans	15,790,022	131,364,584	16,537 holdings

Yen Loans	15,667,815	130,347,883	16,503 holdings
Direct Loans	15,665,055	130,324,918	16,473 holdings
Agency Loans	2,760	22,965	30 holdings

Foreign Currency Loans	122,207	1,016,701	34 holdings

Allowance for Loan Losses	(47,370)	(394,094)

Equity Investments	197,597	1,643,905	305 holdings

Premises and Equipment	38,539	320,628
Premises and Equipment for Business	38,276	318,439		Book value
			(1) Land: 97 places/ 65% of 43,966m2, and 147,411m2	¥20,705	$172,258
			(2) Buildings: 229 buildings/ 95% of 2,244m2, 65% of 846m2, and 111,089m2 (Gross floor area)	17,120	142,431
			(3) Equipment: 2,128 items	445	3,705
			(4) Petty sum depreciable assets: 91 items (depreciated over three years for tax treatments)	2	18
			(5) Key money, etc.: 4 holdings	3	27
			* Accumulated depreciation amounted to ¥18,777 million ($156,220 thousand).

Construction in Progress	263	2,189	5 holdings

Accrued Income Receivable	75,241	625,968
Accrued Interest on Loans	74,216	617,439	Earned accrued interest on loans at the end of the fiscal year
Accrued Interest on Securities	1,010	8,403	Earned accrued interest on securities at the end of the fiscal year
Accrued Guarantee Fees	15	126	Earned accrued guarantee fees at the end of the fiscal year

Other Assets	786	6,541
Suspense Payments	270	2,250	33 holdings

Guarantee Deposits	382	3,179	79 holdings	Deposits and guarantees relating to the lease of land and buildings for business use
Others	133	1,112	125 holdings

Unamortized Discount on Bonds and Notes	1,876	15,612	Difference between face value and sale value of bonds
Customers’ Liabilities for Acceptance and Guarantee	87,715	729,745	55 cases

Total Assets	¥16,658,353	$138,588,628

Note:	Amount in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥120.20=$1.00, the effective exchange rate prevailing as of March 31, 2003, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

DEVELOPMENT BANK OF JAPAN

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation

Development Bank of Japan (“DBJ”) maintains its records and prepares its statutory financial statements in accordance with Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements from the International Financial Reporting Standards. The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and procedures generally accepted in countries and jurisdictions other than Japan.

Consolidated financial statements are not prepared because DBJ has no subsidiaries under the DBJ Law.

The amounts indicated in millions of yen are rounded down by omitting the figures less than one million yen. Accordingly, the sum of each amount appearing in the accompanying financial statements and the notes thereto may not be equal to the sum of the individual account balances.

Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥120.20=$1.00, the effective exchange rate prevailing as of March 31, 2003, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

2. Summary of Significant Accounting Policies

(a) Securities

Securities are stated at cost, which is determined by the moving average method.

Under the DBJ Law, DBJ cannot invest surplus funds except in Japanese Government Bonds or other bonds permitted by the DBJ Law, or in deposits at the Fiscal Loan Fund, The Bank of Japan or the financial institutions specified by the Minister of Finance.

(b) Derivatives

Derivative transactions are not recorded on the balance sheets. Income and expenses from derivatives transactions are recognized currently in the statements of earnings.

(c) Translation of accounts denominated in foreign currencies

DBJ holds currency swap positions as long-term exchange contracts to hedge exchange rate risks of its loans, bonds and notes denominated in foreign currencies. The net fixed-yen currency amount is recorded on the balance sheets.

(d) Depreciation method for Premises and Equipment

In accordance with the criteria set forth in the Corporation Tax Law, the declining balance method is used for all Premises and Equipment except buildings, and the straight-line depreciation for buildings and other assets.

(e) Unamortized discounts on Bonds and Notes

Discounts on bonds and notes are amortized using the straight-line method over the average period of redemption in accordance with an ordinance defined by the Ministry of Finance.

(f) Bonds and Notes issuance costs

Bonds and Notes issuance costs are recorded as expenses in the period in which the expenses are incurred in accordance with a provision defined by the Ministry of Finance.

(g) Allowance for Loan Losses

Provision for loan losses is adjusted at the end of each fiscal year in order to adjust the allowance for loan losses to an amount determined by a provision defined by the Ministry of Finance under the DBJ Law. Under the provision, the allowance for loan losses is limited to 0.3% of loans outstanding at end of each fiscal year.

(h) Employee retirement benefits

In accordance with the DBJ Law and regulations thereunder, employee retirement benefits to employees (including payment to employees reaching retirement age) are included in DBJ’s budget of revenues and expenditures on the basis of anticipated payments to be made during the relevant year and are included in “Salaries and related expenses” in the non-consolidated statements of earnings when paid.

(i) Income taxes

DBJ is exempt from taxes based on income, however DBJ pays capitation of the inhabitants’ taxes among local taxes.

(j) Appropriation of net earnings

In accordance with provisions of the DBJ Law and a related law, DBJ is required to set aside out of net earnings as a statutory reserve , the larger of (i) an amount equivalent to 20% of net earnings or (ii) an amount equivalent to 0.3% of loans outstanding at the end of each fiscal year (if this amount is in excess of the amount of net earnings for the year, then the amount of such net earnings). The reserve provided may only be used to cover net losses. The balance of net earnings remaining each year, after providing for this reserve, is to be paid to the National Treasury by May 31 of the following fiscal year. Interim payments are provided for under the Cabinet Order.

Since none of the amounts of net earnings for the fiscal years ended March 31, 2003 and 2002 were in excess of such required amounts, the payment to National Treasury was not made.

(k) Consumption tax

Income and expense subject to consumption tax include related consumption taxes paid or received.

3. Cash and Due from banks

Cash and Due from banks as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Cash	¥2	¥4	$17
Due from banks	38,207	113,544	317,863

	¥38,209	¥113,549	$317,880

4. Securities

Securities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Japanese Government Bonds	¥396,633	¥215,617	$3,299,777
Corporate Bonds	69,081	67,680	574,721
Other securities	10,020	20	83,361

	¥475,734	¥283,317	$3,957,859

5. Loans

Loans as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Yen loans	¥15,667,815	¥16,668,898	$130,347,883
Direct loans	15,665,055	16,665,250	130,324,918
Agency loans	2,760	3,647	22,965
Foreign currency loans	122,207	135,074	1,016,701

	¥15,790,022	¥16,803,973	$131,364,584

Pursuant to the DBJ Law and regulations thereunder, loans in arrears are loans for which the principal payments are overdue by six months or more. This categorization is different from the categorization of non-performing loans under the Banking Law and the Financial Revitalization Law. The amounts of loans in arrears included in “Loans” on the balance sheets as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Loan past-due for six months or more as to principal payments	¥168,593	¥192,927	$1,402,610

	¥168,593	¥192,927	$1,402,610

6. Premises and Equipment

Premises and Equipment as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Premises and Equipment for Business	¥57,054	¥57,824	$474,659
Construction in progress	263	6	2,189

	¥57,317	¥57,831	$476,848

Less - Accumulated Depreciation	(18,777)	(18,375)	(156,220)

Net Book Value	¥38,539	¥39,455	$320,628

7. Accrued Income Receivable

Accrued Income Receivable as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Accrued Interest on Loans	¥74,216	¥87,358	$617,439
Accrued Interest on Securities	1,010	743	8,403
Accrued Guarantee Fees	15	21	126

	¥75,241	¥88,124	$625,968

8. Other Assets

Other Assets as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Suspense payments	¥270	¥277	$2,250
Guarantee deposits	382	405	3,179
Others	133	644	1,112

	¥786	¥1,326	$6,541

9. Long-term Borrowings

DBJ borrows funds from the Japanese Government in order to meet funding requirements for the conduct of operations specified in the DBJ Law. DBJ also accepts other funds received from government sources in order to apply them to the sources of funds necessary to financially contribute to a particular government policy with respect to the operations provided in the DBJ Law, as provided in the Cabinet Order.

Long-term Borrowings as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Fiscal Loan Fund	¥11,881,686	¥12,950,591	$98,849,308
Reserve Funds of the Postal Life Insurance Special Account	301,936	392,620	2,511,947
Industrial Investment Special Account	452,363	481,547	3,763,421
Special Accounts for Petroleum and Sophisticated Structure of Energy of Supply and Demand	—	43	—
Funds entrusted	28,038	31,225	233,263

	¥12,664,024	¥13,856,028	$105,357,939

10. Accrued Expenses Payable

Accrued Expenses Payable as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Accrued interest on Bonds and Notes	¥9,662	¥11,329	$80,388
Accrued interest on Long-term Borrowings	54,868	66,134	456,474
Other accrued expenses	5	8	47

	¥64,536	¥77,472	$536,909

11. Other Liabilities

Other Liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Loan Redemption	¥10,075	¥16,591	$83,823
Suspense receipts	2,276	1,896	18,937
Unearned income	49,826	57,817	414,532
Others	74	167	616

	¥62,252	¥76,474	$517,908

12. Capital

The Japanese Government is the sole owner of the equity interest, which is not evidenced by documents such as stock certificates, but is evidenced at the Registration Office of the Legal Affairs Bureau of Japan.

13. Fees and Commissions (Income)

Fees and Commissions (Income) for the fiscal years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Commissions received	¥1,200	¥3,416	$9,991
Guarantee Fees	505	242	4,202

	¥1,705	¥3,658	$14,193

14. Others (Income)

Others (Income) for the fiscal years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Collection of written-off claims	¥40	¥2	$339
Income from Equity Investments	1	—	10
Others*	1,832	336	15,248

	¥1,874	¥338	$15,597

*	“Others” in the above table includes “income from credit derivative transactions” which amounts to ¥1,265 million ($10,530 thousand) for the fiscal year ended March 31, 2003.

15. Fees and Commissions (Expenses)

Fees and Commissions (Expenses) for the fiscal years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Commissions paid	¥28	¥42	$241

	¥28	¥42	$241

16. Write-off of Bad Loans and Equity Investments

DBJ writes-off loans past-due and equity investments declined in value drastically, only after exhausting all available remedies including realization on any collateral and disposal by sale of claims. Write-offs are recorded at fiscal year end only with the approval of the Minister of Finance. The amounts of Loans and Equity Investments written off for the fiscal years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Loans written off	¥57,912	¥26,009	$481,800
Equity Investments written off	700	—	5,826

	¥58,612	¥26,009	$487,626

17. Others (Expenses)

Others (Expenses) for the fiscal years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2002	2003
Amortization of Discount on Bonds and Notes	¥391	¥460	$3,254
Bonds and Notes issuance cost	1,518	877	12,633
Others*	3,030	1,277	25,211

	¥4,939	¥2,615	$41,098

*	“Others” in the above table includes “expense from credit derivative transactions” which amounts to ¥1,089 million ($ 9,063 thousand) for the fiscal year ended March 31, 2003.

18. Credit derivative transactions

Beginning the fiscal year ended March 31, 2003, DBJ utilizes credit default swap as part of its “acceptances and guarantee on customers’ debts” business within the limit of a certain definite amount of risk. Contract value which DBJ takes and transfers credit risks through these transactions, is ¥2,241,169 million ($18,645,335 thousand) and ¥2,224,769 million ($18,508,896 thousand), respectively.

SUPPLEMENTAL INFORMATION OF DEVELOPMENT BANK OF JAPAN

Outstanding Bonds

		(Yen amounts in millions)
Guaranteed foreign bonds and notes as of March 31, 2003(1):

Dollar obligations
6 7/8%	Guaranteed Bonds Due 2011 ($750,000) issued in 1999		78,975

Sterling pound obligations
7 3/8%	Guaranteed Bonds Due 2003 (£200,000) issued in 1996		32,134
9 1/8%	Guaranteed Bonds Due 2005 (£250,000) issued in 1995		39,225

	Subtotal	(£450,000)	¥71,359

Japanese yen obligations
2 7/8%	Guaranteed Bonds Due 2006 (¥ 50,000,000) issued in 1996		50,000
1.81%	Guaranteed Bonds Due 2028 (¥ 25,000,000) issued in 1998(2)		25,000
1.75%	Guaranteed Bonds Due 2010 (¥100,000,000) issued in 2000		100,000
1.40%	Guaranteed Bonds Due 2012 (¥75,000,000) issued in 2002		75,000
1.70%	Guaranteed Bonds Due 2022 (¥75,000,000) issued in 2002		75,000
1.70%	Guaranteed Bonds Due 2022 (¥30,000,000) issued in 2003		30,000

	Subtotal	(¥355,000,000)	¥355,000

Swiss franc obligations
4 1/2%	Guaranteed Bonds Due 2003 (SF150,000) issued in 1993		10,695
3%	Guaranteed Bonds Due 2005 (SF190,000) issued in 1998		16,015

	Subtotal	(SF340,000)	¥26,710

Deutschmark obligations
7 1/2%	Guaranteed Bonds Due 2005 (DM150,000) issued in 1995		¥9,495
5 7/8%	Guaranteed Bonds Due 2003 (DM150,000) issued in 1996		10,935

	Subtotal	(DM300,000)	¥20,430

Euro obligations
5.625%	Guaranteed Bonds due 2011 (EUR 75,000) issued in 2001		¥79,646

	Total foreign bonds and notes		¥632,120

Guaranteed domestic bonds as of March 31, 2003:

Japanese yen obligations
3.1%	Guaranteed Bonds Due 2006 issued in 1996		¥10,000
2.9%	Guaranteed Bonds Due 2006 issued in 1996		10,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000		50,000
1.9%	Guaranteed Bonds Due 2010 issued in 2000		50,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000		50,000
1.6%	Guaranteed Bonds Due 2011 issued in 2001		50,000
1.4%	Guaranteed Bonds Due 2011 issued in 2001		50,000
0.8%	Guaranteed Bonds Due 2013 issued in 2003		50,000
4.8%	Underwritten Bonds Due 2003 issued in 1993		2,000
4.8%	Underwritten Bonds Due 2003 issued in 1993		2,000
4.8%	Underwritten Bonds Due 2003 issued in 1993		7,400
4.8%	Underwritten Bonds Due 2003 issued in 1993		25,600
5.1%	Underwritten Bonds Due 2003 issued in 1993		5,700
5.1%	Underwritten Bonds Due 2003 issued in 1993		3,800
5%	Underwritten Bonds Due 2003 issued in 1993		2,000
5%	Underwritten Bonds Due 2003 issued in 1993		4,000
4.6%	Underwritten Bonds Due 2003 issued in 1993		3,900

		(Yen amounts in millions)
4.6%	Underwritten Bonds Due 2003 issued in 1993	8,100
4.2%	Underwritten Bonds Due 2003 issued in 1993	1,700
4.2%	Underwritten Bonds Due 2003 issued in 1993	3,800
4%	Underwritten Bonds Due 2003 issued in 1993	3,000
4%	Underwritten Bonds Due 2003 issued in 1993	6,000
3.4%	Underwritten Bonds Due 2004 issued in 1994	1,600
3.4%	Underwritten Bonds Due 2004 issued in 1994	3,400
4%	Underwritten Bonds Due 2004 issued in 1994	1,100
4%	Underwritten Bonds Due 2004 issued in 1994	2,400
4.4%	Underwritten Bonds Due 2004 issued in 1994	6,460
4.4%	Underwritten Bonds Due 2004 issued in 1994	13,300
4.2%	Underwritten Bonds Due 2004 issued in 1994	4,300
4.2%	Underwritten Bonds Due 2004 issued in 1994	10,200
4.4%	Underwritten Bonds Due 2004 issued in 1994	3,000
4.4%	Underwritten Bonds Due 2004 issued in 1994	6,500
4.7%	Underwritten Bonds Due 2004 issued in 1994	3,900
4.7%	Underwritten Bonds Due 2004 issued in 1994	8,600
4.6%	Underwritten Bonds Due 2004 issued in 1994	1,700
4.6%	Underwritten Bonds Due 2004 issued in 1994	4,300
4.7%	Underwritten Bonds Due 2004 issued in 1994	3,700
4.7%	Underwritten Bonds Due 2004 issued in 1994	7,800
4.6%	Underwritten Bonds Due 2004 issued in 1994	3,000
4.6%	Underwritten Bonds Due 2004 issued in 1994	7,000
4 1/2%	Underwritten Bonds Due 2005 issued in 1995	6,750
4 1/2%	Underwritten Bonds Due 2005 issued in 1995	15,320
3.6%	Underwritten Bonds Due 2005 issued in 1995	4,500
3.3%	Underwritten Bonds Due 2005 issued in 1995	5,000
2.9%	Underwritten Bonds Due 2005 issued in 1995	1,000
2.9%	Underwritten Bonds Due 2005 issued in 1995	7,000
3%	Underwritten Bonds Due 2005 issued in 1995	1,500
3%	Underwritten Bonds Due 2005 issued in 1995	5,500
3.1%	Underwritten Bonds Due 2006 issued in 1996	2,000
3.3%	Underwritten Bonds Due 2006 issued in 1996	1,700
3.3%	Underwritten Bonds Due 2006 issued in 1996	13,570
3.4%	Underwritten Bonds Due 2006 issued in 1996	8,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	1,500
3.4%	Underwritten Bonds Due 2006 issued in 1996	5,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	2,500
3.2%	Underwritten Bonds Due 2006 issued in 1996	1,500
3.2%	Underwritten Bonds Due 2006 issued in 1996	6,000
2.9%	Underwritten Bonds Due 2006 issued in 1996	1,200
2.8%	Underwritten Bonds Due 2006 issued in 1996	2,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	700
2.6%	Underwritten Bonds Due 2007 issued in 1997	8,200
2.4%	Underwritten Bonds Due 2007 issued in 1997	3,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	3,250
2 1/2%	Underwritten Bonds Due 2007 issued in 1997	8,500
2%	Underwritten Bonds Due 2007 issued in 1997	7,200
2.1%	Underwritten Bonds Due 2007 issued in 1997	2,450
2%	Underwritten Bonds Due 2008 issued in 1998	1,050
2.2%	Underwritten Bonds Due 2008 issued in 1998	2,150
2%	Underwritten Bonds Due 2008 issued in 1998	5,650
1.9%	Underwritten Bonds Due 2008 issued in 1998	2,700
1.9%	Underwritten Bonds Due 2008 issued in 1998	5,700
1.7%	Underwritten Bonds Due 2008 issued in 1998	1,300
1.8%	Underwritten Bonds Due 2008 issued in 1998	10,190
1.8%	Underwritten Bonds Due 2008 issued in 1998	6,500
1.1%	Underwritten Bonds Due 2008 issued in 1998	5,000
1.1%	Underwritten Bonds Due 2008 issued in 1998	4,000
1.2%	Underwritten Bonds Due 2008 issued in 1998	4,170

	Subtotal	¥664,510

		(Yen amounts in millions)
Non-guaranteed domestic bonds:
0.78%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.60%	Non-guaranteed Bonds due 2006 issued 2001	50,000
0.67%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.52%	Non-guaranteed Bonds due 2007 issued 2002	50,000
1.23%	Non-guaranteed Bonds due 2012 issued 2002	50,000
0.41%	Non-guaranteed Bonds due 2008 issued 2003	50,000

	Subtotal	¥300,000

	Total domestic bonds	¥964,510

	Total bonds	¥1,596,630

(1)	The actual foreign currency amounts of obligations are set forth in parentheses (in thousands of units of foreign currency) for foreign borrowings. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of “Notes to Financial Statements”.
(2)	These bonds have put options which can be exercised by investors in 2008, 2013, 2018 and 2023.